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Exhibit 99.1

c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

January 30, 2019

Dear Stockholder:

        You are cordially invited to attend a Special Meeting of Stockholders of Danaos Corporation, which will be held on Tuesday, March 5, 2019 at 10:00 a.m. Greek local time at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. The Special Meeting has been called by the Board of Directors of Danaos Corporation for the stockholders to consider approval of an amendment to our Restated Articles of Incorporation, as amended, to effect a reverse stock split of our issued and outstanding shares of common stock, as described in the following Notice of Special Meeting of Stockholders and Proxy Statement.

        Whether or not you are able to attend the Special Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Even if you plan to attend the meeting, we urge you to vote as promptly as possible. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the Special Meeting. We look forward to seeing you.

Sincerely,
Dr. John Coustas Chairman, President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
SPECIAL STOCKHOLDERS MEETING TO BE HELD ON TUESDAY, MARCH 5, 2019

        The notice of Special Meeting of Stockholders, Proxy Statement and Proxy Card are available at www.danaos.com/egm.

        YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING PRIOR TO THE MEETING BY ONE OF THE AFOREMENTIONED METHODS WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE SPECIAL MEETING.

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, MARCH 5, 2019

        NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of Danaos Corporation (the "Special Meeting"), a Marshall Islands corporation, which has been called by the Board of Directors of Danaos Corporation, will be held at 10:00 a.m. Greek local time, on Tuesday, March 5, 2019 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece, for the following purpose:

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  To approve an amendment to our Restated Articles of Incorporation to effect a reverse stock split of our issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-twenty, inclusive, with the exact ratio to be set at a whole number to be determined by our Board of Directors or a duly authorized committee thereof in its discretion, at any time after approval of the amendment.

        Only holders of record of our common stock, par value $0.01 per share, at the close of business on January 28, 2019 will be entitled to receive notice of, and to vote at, the Special Meeting and at any adjournments or postponements thereof.

        You are cordially invited to attend the Special Meeting. Whether or not you expect to attend the Special Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the enclosed proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the Special Meeting. We look forward to seeing you.

By Order of the Board of Directors
Evangelos Chatzis Secretary Piraeus, Greece January 30, 2019

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

PROXY STATEMENT FOR THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, MARCH 5, 2019

        This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the Special Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, on Tuesday, March 5, 2019 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof. This Proxy Statement and the accompanying materials are first being sent and made available to our stockholders on or about February 1, 2019.

VOTING METHODS

Internet Voting

        Stockholders of record and street name holders may vote on the Internet by accessing the website address indicated on the enclosed proxy card or voting instruction form, respectively.

Telephone Voting

        Stockholders of record may vote by calling the applicable telephone numbers indicated on the enclosed proxy card from any touch-tone telephone. Please follow the voice prompts.

        If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

        You may also vote by completing the enclosed proxy card or voting instruction form and returning it in the envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

        If your shares are registered directly in your name on the books of the Company maintained with the Company's transfer agent, American Stock Transfer & Trust Company, you are considered the "stockholder of record" of those shares and the Notice and Proxy Statement will be mailed to you.

        If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name (also called a "street name" holder) and the Notice of Special Meeting of Stockholders and Proxy Statement is being forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the Special Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the Special Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

        A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted for the approval of the amendment to our Restated Articles of Incorporation, as amended ("Restated Articles of Incorporation"), to effect a reverse stock split and otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the Special Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (a) delivering written notice to our Secretary of its revocation, (b) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail or (c) appearing in person at the Special Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the Special Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

        The expenses of the preparation of proxy materials and the solicitation of proxies for the Special Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

        Holders of our common stock as of the close of business on January 28, 2019 will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. On that date there were 213,324,455 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the Special Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Special Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the Special Meeting. If the Special Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the Special Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the Special Meeting in order to constitute a quorum.

        Assuming that a quorum is present at the Special Meeting, approval of the amendment to the Restated Articles of Incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of common stock. Abstentions and broker non-votes will have the effect of a vote "Against" this proposal.

 PROPOSAL ONE—APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF
INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

        Our Board deems it advisable that the Board be granted the authority to implement, it its sole discretion, a reverse stock split of the issued and outstanding shares of our common stock at a specific exchange ratio, to be set by the Board, between one-for-two and one-for-twenty at the discretion of the Board. Except as described below with respect to fractional shares, on the effective date of the reverse stock split, shares of our common stock issued and outstanding immediately prior thereto, will be automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with the reverse split ratio, which shall be determined by the Board in its discretion within the set of ratios described above.

        At the Company's annual meeting of stockholders held on July 20, 2018, the Company's stockholders approved, among other things, an amendment to the Company's Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock at an exchange ratio of between one-for-two and one-for-six, with the Board to determine, in its sole discretion, whether to implement the reverse stock split, as well as its specific timing and ratio, within such approved range of ratios. No reverse stock split has been implemented by the Board pursuant to this stockholder approval, which remains in effect and may be relied upon by the Board if this Proposal One is not approved by stockholders at the Special Meeting. The Board has determined to seek approval from the Company's stockholders to effect a reverse stock split within a wider range of reverse stock split ratios, namely one-for-two to one-for-twenty as described herein, to provide the Board with the flexibility to effect a reverse stock split at a specific ratio within this range to best facilitate achieving the objectives of the reverse stock split described below.

        Reasons for the Possible Reverse Stock Split.    The Board anticipates that a reverse stock split would increase our stock price, and consequently reduce the risk that our stock could be delisted from the New York Stock Exchange. To continue our listing on the New York Stock Exchange, we must comply with New York Stock Exchange rules, which include a minimum bid price of $1.00 per share. On December 31, 2018, the Company received written notice from the New York Stock Exchange that the Company was not in compliance with the New York Stock Exchange continued listing standard with respect to the minimum average share price required by the New York Stock Exchange because the average closing price of its common stock had fallen below $1.00 per share over a period of 30 consecutive trading days. Under the New York Stock Exchange rules, the Company can regain compliance with this standard and cure this deficiency if, during the six-month period following receipt of the New York Stock Exchange notice, on the last trading day of any calendar month or on the last trading day of this six-month cure period, the Company's common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period.

        The Board also believes that the increased market price of our common stock expected as a result of implementing a reverse stock split could improve the marketability and liquidity of our common stock and will encourage interest and trading in our common stock. A reverse stock split could allow a broader range of institutions to invest in our common stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our common stock. A reverse stock split could help increase analyst and broker interest in our common stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher. The Board does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the U.S. Securities Exchange Act of 1934.

        The Company is seeking approval from the stockholders to approve an amendment, substantially in the form below, to the Company's Restated Articles of Incorporation to effect the reverse stock split, with the Board granted authority to determine, in its sole discretion, whether to implement the reverse stock split, as well as its specific timing and ratio, within the set of ratios described above. In connection with its 2018 comprehensive refinancing, the Company agreed that it would effect a reverse stock split if necessary to maintain its New York Stock Exchange listing. If the stockholders approve this Proposal, the Board will have the sole authority to elect, in its sole discretion, without the need for any further action on the part of our stockholders, whether to implement the reverse stock split, as well as its specific timing and ratio (within the set of ratios described above). Notwithstanding approval of the reverse stock split by the stockholders, the Board of Directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Marshall Islands Registrar of Corporations not to effect the reverse stock split.

        This proposed amendment to the Restated Articles of Incorporation would add a new paragraph to Section FOURTH of our Restated Articles of Incorporation reading in its entirety as follows:

          "(d) Reverse Stock Split. As of the commencement of business on [INSERT FIRST BUSINESS DAY AFTER FILING] (the "Reverse Stock Split Effective Date"), each [20/19/18/17/16/15/14/13/12/11/10/9/8/7/6/5/4/3/2] shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that stockholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per share of Common Stock on the New York Stock Exchange on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of shares of Common Stock authorized to be issued or the par value of the Common Stock. No change was made to the number of registered shares of Preferred Stock the Corporation is authorized to issue or to the par value of the Preferred Stock."

        Effective Date.    If implemented, the reverse stock split will become effective as of the beginning of the first business day after filing of the Articles of Amendment reflecting such language with the Marshall Islands Registrar of Companies. Except as explained below with respect to fractional shares, on the Reverse Stock Split Effective Date, shares of our common stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with the exchange ratio selected by the Board from the approved exchange ratio range set forth above.

        Fractional Shares.    No fractional shares of common stock will be created or issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares of our common stock as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our common stock or, in the case of non-certificated shares of our common stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price per share of our common stock on the New York Stock Exchange on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

        Odd Lots.    The reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

        Authorized Common Stock and Par Value.    The reverse stock split will not result in a change in the number of shares of authorized common stock or par value of the common stock. Because the Company's authorized number of shares of common stock, which is currently set at 750,000,000 shares of common stock under the Company's Restated Articles of Incorporation, will not decrease in accordance with the reverse stock split, effecting a reverse stock split would provide the Company with additional shares of common stock that would then be available for issuance from time to time for corporate purposes such as acquisitions of vessels or companies, sales of stock or securities convertible into shares of common stock and raising additional capital.

        Accounting Consequences.    The par value per share of common stock would remain unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on our balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of common stock outstanding. We will reclassify prior period per share amounts and the Consolidated Statements of Stockholders' Equity for the effect of the reverse stock split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

        Material U.S. Federal Income Tax Consequences.    The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

        As used herein, the term "U.S. Holder" means a beneficial owner of shares of common stock that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

        We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

        We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

        The reverse stock split is intended to constitute a "reorganization" within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a stockholder's proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

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  A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional share of common stock);

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  The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional shares of common stock not actually received, should be equal to the aggregate tax basis of such holder's common stock surrendered in the exchange;

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  The U.S. Holder's holding period for the common stock received pursuant to the reverse stock split should include such holder's holding period for the common stock surrendered in the exchange; and

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  Cash payments received by the U.S. Holder for a fractional share of common stock generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder's tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

        U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

        THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT

MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

        Procedures for Effecting Reverse Stock Split.    As soon as practicable after the effective date of the reverse stock split, the Company's stockholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, American Stock Transfer & Trust, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares of common stock in exchange for post-split common stock or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent. No new stock certificates will be issued to stockholders, and any stockholder submitting a stock certificate will receive uncertificated shares of stock in return. Any pre-split shares of common stock submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares of common stock. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

        Stockholders holding their shares of stock in book-entry form with the transfer agent need not take any action to receive post-split shares of stock or cash payment in lieu of any fractional interest, if applicable. If a stockholder is entitled to post-split shares of stock, a transaction statement will automatically be sent to the stockholder's address of record indicating the number of shares of common stock held following the reverse stock split.

        Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares of stock in "street name". However, these banks, brokers or other nominees may have different procedures from those that apply to registered stockholders for processing the reverse stock split and making payment for fractional shares of stock. If a stockholder holds shares of stock with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

        Approval of this amendment to the Restated Articles of Incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of common stock.

        Our Board of Directors recommends that stockholders vote "FOR" the approval of the Amendment to the Danaos Corporation Restated Articles of Incorporation, as amended, to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-twenty, inclusive, with the exact ratio to be set at a whole number to be determined by our Board or a duly authorized committee thereof in its discretion, at any time after approval of the amendment.

 OTHER MATTERS

Principal Executive Offices

        The address of our principal executive offices is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our corporate website address is http://www.danaos.com.

General

        The enclosed proxy for the Special Meeting is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Evangelos Chatzis, our Chief Financial Officer and Secretary, will be voted at the Special Meeting or any adjournments or postponements thereof for the approval of the amendment to our Restated Articles of Incorporation, as amended, to effect a reverse stock split of the Company's issued and outstanding shares of common stock. Although it is not anticipated that any matter other than those described in this Proxy Statement will come before the Special Meeting, or with respect to any adjournments or postponements thereof, if any such other matter does properly come before the Special Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

        Please vote all of your shares. Beneficial stockholders sharing an address who receive multiple copies of the proxy materials should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the proxy materials should submit their request to us by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

QuickLinks

  Exhibit 99.1
VOTING METHODS
VOTING OF PROXY, REVOCATION
EXPENSES OF SOLICITATION
VOTING SECURITIES
PROPOSAL ONE—APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT
OTHER MATTERS